UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 15, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated October 15, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the Order dated October 14, 2022 passed by the Hon’ble National Company Law Tribunal, Mumbai Bench, Mumbai for inter alia convening meeting of the equity shareholders of the HDFC Bank Limited.

October 15, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Order dated October 14, 2022 passed by the Hon’ble National Company Law Tribunal, Mumbai Bench, Mumbai for inter alia convening meeting of the equity shareholders of the HDFC Bank Limited

This is in connection with our letter dated August 6, 2022, informing that HDFC Bank had e-filed a Joint Company Scheme Application with the NCLT in relation to the proposed composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited, and (ii) HDFC Limited with and into HDFC Bank.

We would like to inform you that based on the said Joint Company Scheme Application, HDFC Bank has received the Order today from the hon’ble NCLT, directing HDFC Bank, to inter alia convene the meeting of its equity shareholders through video conferencing, on Friday, November 25, 2022, at 2:30 p.m. (1430 hours) IST, for the purpose of considering and, if thought fit, approving with or without modification(s) the arrangement embodied in the Scheme.

The Order has been uploaded on the NCLT website today and is available at https://nclt.gov.in/gen_pdf.php?filepath=/Efile_Document/ncltdoc/casedoc/2709138081452022/04/Order-Challenge/04_order-Challange_004_166574764957069806663494ac11d711.pdf. A certified copy of the Order is still awaited by HDFC Bank.

This is for your information and records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl.:a/a.